August 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Esq.

Chief, Office of Structured Finance

Re:	EFCAR, LLC (the “Registrant”)

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

Enclosed is a courtesy copy of the Registration Statement referred to above.

We understand that General Instruction I.A.2. to Form SF-3 requires that to the extent the Registrant, insofar as it is the depositor, or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant is or was at any time during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement has been subject to the filing requirements of section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to a class of asset-backed securities involving the same asset class, the Registrant and each such issuing entity must have filed all material required to be filed regarding such asset-backed securities pursuant to section 13 or 15(d) of the Exchange Act for such period (or such shorter period that each such entity was required to file such materials). In addition, such material must have been filed in a timely manner, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a), 6.01 or 6.03 of Form 8-K under the Exchange Act was used during such period with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by that rule Attached hereto as Annex I, please find a list outlining each relevant issuing entity established by the Registrant and its affiliates that was required to make any such filings since August 1, 2015, the CIK number for such issuing entity, the required filings for each issuing entity (filed since August 2015) and the date of each such filing. On behalf of the Registrant, we hereby confirm that all such filings were made within the required reporting periods set forth in the Exchange Act.

We would appreciate notice as to whether the Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

Ms. Folake Ayoola

August 30, 2016

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, John P. Keiserman, at (212) 940-8800.

Sincerely,

/s/ Walter Evans
Walter Evans, Esq. Vice President, General Counsel and Secretary

cc:	Jason Grubb

Ben Miller

Paige Wisdom

John P. Keiserman, Esq.

Annex I

Entity	CIK	Required Filing	Date Filed
EFCAR, LLC	0001654238	Asset-backed securitizer report pursuant to Section 15G, item 2.01	10-06-2015

		Asset-backed securitizer report pursuant to Section 15G, item 2.01	01-26-2016

		Asset-backed securitizer report pursuant to Section 15G, item 2.01	05-02-2016